SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 13, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on August 13, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: August 13, 2008

CORPORATE COMMUNICATIONS

PRESS RELEASE	13 August 2008
ING posts EUR 1.9 billion underlying net profit in 2Q
•	Underlying net profit of EUR 1,946 million, down 28.8% from 2Q07 on lower investment income
–	Net earnings per share down 20.3% to EUR 0.94; EUR 5 billion share buyback added EUR 0.05 per share

–	Lower real estate & private equity valuations, lower equity capital gains account for EUR 754 million net decline
•	Limited direct impact from credit and liquidity crisis in the second quarter
–	P&L impact of EUR -44 million after tax from subprime, Alt-A and other pressurised asset classes

–	Revaluation of EUR -260 million after tax through shareholders’ equity in 2Q to reflect market values
•	All capital and leverage ratios well within target
–	Spare leverage of EUR 3.9 billion after completion of share buyback and the 2007 final dividend payout

–	Available financial resources above target of 120% of Group economic capital

–	Interim dividend set at EUR 0.74 per share, equal to half of full-year 2007 dividend
•	Commercial growth continued despite increasingly competitive markets
–	Strong production of client balances of EUR 29.6 billion, bringing total to EUR 1,482 billion

–	New life sales up 8.8% and value of new business up 39.8% to EUR 267 million on constant currency basis
Chairman’s Statement
“ING continues to weather the turmoil in credit markets well, as writedowns on pressurised assets remained limited in the second quarter. We are, of course, not immune to the challenging environment around us, and the sustained weakness across financial markets put pressure on earnings,” said Michel Tilmant, CEO of ING. “We took advantage of the brief market rally in April to reduce our equity exposure. Nonetheless, equity gains net of impairments were significantly below the exceptional levels realised last year. Combined with lower real estate and private equity valuations, lower investment results accounted for the vast majority of the profit decline. Interest income in the banking business rose strongly, despite competition for deposits. Risk costs increased, but remained below over-the-cycle norms. Costs remained under control in mature markets, while we continued to invest to support growth.”
“All capital and leverage ratios are well within target. The Group has EUR 3.9 billion of spare leverage capacity after the completion of ING’s EUR 5 billion share buyback and the payment of last year’s final dividend in the second quarter. In line with our policy to pay an interim dividend equal to half of the previous year’s total dividend, our interim dividend has been set at EUR 0.74 per share, to be paid fully in cash.”
“ING maintained its commercial growth in these challenging market circumstances. The net new production of client balances was EUR 29.6 billion in the quarter, bringing the total to EUR 1,482 billion. Growth was driven by a large increase in lending, particularly at the Wholesale Bank. In Retail Banking and ING Direct we continued to grow savings despite strong competition for deposits. Sales of life insurance were up 8.8% excluding currency impacts as product innovation and expanded distribution helped compensate for lower demand for unit-linked products.”
“Financial services companies are facing unprecedented market volatility, limited liquidity, and intensified competition for deposits, which we see continuing into 2009. We are executing our strategy in the context of this challenging environment by focussing on growing client balances, while keeping a close eye on margins and expenses. We continue to adapt our product range to meet our customers’ changing needs, while investing to expand our distribution in growth markets. In mature markets we are on track with the transformation projects at our Retail Banking businesses in the Benelux, and expense reductions at the Dutch insurance business are now evident. As markets remain volatile, we will continue to manage our risk and capital with discipline. While financial markets are expected to put pressure on results in the short term, we are confident that ING will continue to create profitable growth for our shareholders over the long term through the breadth of our business and the strength of our franchise.”
Investor Relations:
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Contents:
ING Group Key Figures	2
Insurance Europe	6
Insurance Americas	7
Insurance Asia/Pacific	8
Wholesale Banking	9
Retail Banking	10
ING Direct	11
Appendices	12

ING GROUP
ING Group: Key Figures

In EUR million	2Q2008	2Q2007	Change	1Q2008	Change	1H2008	1H2007	Change

Underlying[1] profit before tax
Insurance Europe	397	679	-41.5%	339	17.1%	736	1,120	-34.3%
Insurance Americas	374	593	-36.9%	317	18.0%	691	1,126	-38.6%
Insurance Asia/Pacific	124	153	-19.0%	182	-31.9%	306	312	-1.9%
Corporate line Insurance	250	531		-117		133	447

Underlying profit before tax from Insurance	1,145	1,956	-41.5%	722	58.6%	1,866	3,006	-37.9%

Wholesale Banking	365	604	-39.6%	570	-36.0%	935	1,268	-26.3%
Retail Banking	558	619	-9.9%	638	-12.5%	1,196	1,229	-2.7%
ING Direct	179	171	4.7%	155	15.5%	333	336	-0.9%
Corporate line Banking	-2	-65		43		41	-121

Underlying profit before tax from Banking	1,101	1,329	-17.2%	1,405	-21.6%	2,506	2,713	-7.6%

Underlying profit before tax	2,246	3,285	-31.6%	2,127	5.6%	4,372	5,719	-23.6%

Taxation	324	472	-31.4%	514	-37.0%	837	967	-13.4%
Profit before minority interests	1,922	2,813	-31.7%	1,613	19.2%	3,535	4,752	-25.6%
Minority interests	-23	77		24		1	142

Underlying net profit	1,946	2,735	-28.8%	1,589	22.5%	3,534	4,609	-23.3%

Net gains/losses on divestments	2			45		47
Net profit from divested units		12					32
Special items after tax	-28	-188		-94		-122	-188

Net profit (attributable to shareholders)	1,920	2,559	-25.0%	1,540	24.7%	3,460	4,452	-22.3%

Earnings per share (in EUR)	0.94	1.18	-20.3%	0.74	27.0%	1.68	2.06	-18.4%

KEY FIGURES
Net return on equity[2]	19.0%	23.9%		16.5%		19.0%	23.9%
Assets under management (end of period)	614,100	636,700	-3.5%	620,800	-1.1%	614,100	636,700	-3.5%
Total staff (FTEs end of period)	130,988	119,097	10.0%	129,546	1.1%	130,988	119,097	10.0%

Note: small differences are possible in the tables due to rounding

[1]	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

[2]	Year to date
Solid commercial growth despite market turmoil
ING GROUP
Underlying net profit (EUR million)
Growing concern about inflation, pushed by higher commodity prices, compounded the credit and liquidity crisis in the second quarter as interest rates increased. Equity markets continued to be volatile, while credit spreads remained high, but tightened somewhat from their peak in March.
Against this challenging backdrop, ING continued to show solid commercial growth, while the sustained market turmoil impacted investment income.
The direct impact from the credit and liquidity crisis remained limited in the quarter. Losses on ING’s investments in pressurised asset classes were limited to EUR 44 million after tax (EUR 60 million before tax), reflecting the high structural credit protection of the securities in ING’s subprime and Alt-A RMBS portfolios.
The ongoing weakness of financial markets continued to put pressure on investment returns from real estate and equities.
ING realised EUR 727 million after tax in capital gains on equities in the second quarter, mainly at the insurance business, as ING took advantage of the brief market rally in April to reduce its equity exposure. However, that was partially offset by EUR 291 million of impairments on equities as markets sustained their declines. On balance, gains net of impairments were EUR 436 million after tax, down from EUR 849 million in the second quarter last year, which included a gain of EUR 573 million on part of ING’s stake in ABN Amro. Hedges on the equity portfolio had a positive impact of EUR 56 million after tax compared with the second quarter last year.

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Negative revaluations on real estate amounted to EUR 180 million after tax (EUR 285 million before tax) in the quarter. That was related mainly to Canada, where a full external appraisal of the Summit portfolio was completed in the second quarter. The year-earlier quarter included positive revaluations of EUR 117 million after tax.
Returns on private equity and alternative assets declined by EUR 128 million (EUR 138 million before tax) compared with a year earlier.
Currency fluctuations had a negative impact of EUR 67 million, which were offset by a positive result on FX hedges of EUR 139 million.
Combined, the impact of the market deterioration reduced results by EUR 754 million after tax (EUR 977 million before tax) compared with the second quarter last year. That drove the 28.8% decline in underlying net profit.
Commercial growth remained solid, generating EUR 29.6 billion in total net production of client balances in the second quarter, bringing total client balances to EUR 1,482 billion.
Bank lending grew by EUR 22.3 billion excluding currency impacts, driven by corporate lending and mortgages, as ING leveraged its strong balance sheet and solid liquidity position.
Customer deposits of the banking business increased by EUR 7.0 billion excluding currency effects despite increased competition for savings as the ongoing liquidity crisis pushed up funding costs on wholesale markets.
Life insurance generated a net production of EUR 3.1 billion. Sales of life insurance were up 8.8% and the value of new business rose 39.8% excluding currency effects to EUR 267 million.
Operating expenses were under control with expenses increasing in mature businesses only 0.9% from a year ago, while expenses at the growth businesses increased 14.4% to support expansion.
The effective tax rate of 14.4% in the second quarter was in line with the rate in the same quarter last year, supported by tax-exempt gains on equities as well as some tax releases. For the full year, the effective tax rate for the Group is expected to be around 20%.
Net profit declined 25.0% to EUR 1,920 million. This includes EUR 2 million in currency results related to the sale of NRG and EUR 28 million restructuring costs for the Dutch retail bank.
Net earnings per share were down 20.3% to EUR 0.94. Part of the decline in net profit was offset by the impact of the EUR 5 billion share buyback completed in May. The total number of shares outstanding declined by 8.9% from a year earlier to 2,026 million.
Insurance
The challenging investment and credit market environment put increasing pressure on profit as well as sales of investment-linked products in the second quarter.
Strong inflows at US Wealth Management and the pension funds in Central & Rest of Europe continued to drive growth. However, consumer appetite for investment-linked products was dampened in some markets due to faltering equity markets. In response to the challenging market environment, ING is focused on leveraging its product expertise to adapt its product offering to meet customer demands for guarantees and capital protection.
Total underlying profit before tax from insurance declined 41.5%, reflecting the impact of volatile equity, real estate and private equity markets.
Profit from Insurance Europe declined
Insurance: Key Figures

In EUR million	2Q2008	2Q2007	Change

Gross premium income	11,155	11,419	-2.3%
Operating expenses	1,316	1,355	-2.9%

Underlying profit before tax	1,145	1,956	-41.5%

KEY FIGURES LIFE

Underlying profit before tax	984	1,613	-39.0%

Expenses/premiums life insurance (YTD)	13.4%	14.0%
Expenses/AUM investment products (YTD)	0.77%	0.73%

Single-premium sales	7,206	7,749	-7.0%
Annual-premium sales	930	910	2.2%
Total new sales (APE)	1,651	1,685	-2.0%
Value of new business	267	207	29.0%
Internal rate of return (YTD)	15.2%	12.8%

KEY FIGURES NON-LIFE

Underlying profit before tax	161	343	-53.1%

Claims ratio (YTD)	65.6%	66.1%
Expense ratio (YTD)	27.2%	29.8%

Combined ratio (YTD)	92.8%	95.9%

Page 3/24

Banking: Key Figures

In EUR million	2Q2008	2Q2007	Change

Total underlying income	3,765	3,672	2.5%
Operating expenses	2,430	2,318	4.8%
Gross result	1,334	1,354	-1.5%
Addition to loan loss provision	234	25	836.0%

Underlying profit before tax	1,101	1,329	-17.2%

KEY FIGURES
Interest margin	1.05%	0.95%
Underlying cost/income ratio	64.6%	63.1%
Risk costs in bp of average CRWA	36	3
Risk-weighted assets (end of period)	322,582	356,415	-9.5%
Underlying RAROC after tax	15.7%	26.2%
Economic capital (average over period)	18,818	14,140	33.1%
Loans and advances to customers[1]	567,399	542,656	4.6%
Customer deposits[1]	542,631	533,450	1.7%

[1]	30 June 2008 compared with 31 March 2008
41.5%, mainly driven by a 49.8% decline in the Netherlands due to lower investment income from private equity and real estate as well as the EUR 5.0 billion upstream of surplus capital from the Dutch business last year. Profit from Central & Rest of Europe declined 3.3% due to higher greenfield investments, mainly to support second and third-pillar pension funds in Romania.
Insurance Americas’ profit before tax fell 36.9%, or 28.8% excluding currency effects, due to a EUR 107 million increase in interest- and credit-related losses (net of hedging and DAC) as well as EUR 22 million lower investment income from alternative assets in the US. Profit in Canada fell 10.7% excluding currencies on higher claims associated with an active storm season, as well as lower investment results.
In Asia/Pacific, underlying profit before tax declined 19.0% but was flat at constant currency rates. Higher results in Japan were largely offset by Australia/New Zealand where market declines reduced asset values and fee income. In Korea, profits were affected by lower investment income and unfavourable claims experience.
The Corporate Line Insurance recorded a profit before tax of EUR 250 million, supported by EUR 473 million in realised capital gains net of impairments as well as EUR 99 million positive fair value changes on derivatives. The result declined from a year earlier due to lower capital gains on equities as well as higher interest on hybrids and core debt.
Total gross premium income from Insurance increased 6.7% excluding currency effects, reflecting strong sales in the US and Central Europe.
Operating expenses were up 4.2% excluding currency effects, reflecting business growth, investments in greenfields and acquisitions in growth markets. Expenses in the Dutch insurance businesses declined by 4.1%.
New life sales (APE) increased 8.8% excluding currency impacts, reflecting ING’s increased distribution capacity and product expertise. The increase came from Europe and Americas, while Asia/Pacific was down 10.9%, mainly due to lower sales of investment-linked products. The value of new business increased 39.8% excluding currency impacts to EUR 267 million with notable increases in the US, Latin America and Central & Rest of Europe. Changes in the policy for expense allocation and group life contract renewals had a positive impact of EUR 31 million. Margins improved, with the internal rate of return up at 15.2% from 12.8%.
Banking
Underlying profit before tax declined 17.2% to EUR 1,101 million mainly due to negative revaluations of real estate and an increase in risk costs. The interest margin improved to 1.05%, supported by the reduction of short-term interest rates in the US and Canada, which benefited ING Direct.
Underlying profit before tax from Wholesale Banking declined 39.6%, mainly due to negative revaluations of real estate and higher risk costs. This was partly offset by a record quarterly profit, for the second time in a row, from Financial Markets.
Underlying profit before tax from Retail Banking was down 9.9%, reflecting lower fees on assets under management and increased competition for savings, particularly in the Benelux. Income increased 4.4% supported by the inclusion of ING Bank Turkey and strong volume growth in Poland.
Profit before tax from ING Direct rose 4.7% from a year earlier and 15.5% from the first quarter, driven by the improved interest rate environment in the US and Canada. Losses in the UK narrowed to EUR 21 million.
Total underlying income from Banking rose 2.5% to EUR 3,765 million, driven by volume growth and an improved interest result. The interest margin increased 10 basis points compared with the same quarter last year, mainly due to a higher margin at ING Direct and the inclusion of ING Bank Turkey. Commission income rose 1.6% as lower fees from the securities business and asset management were more than offset by higher fees from brokerage & advisory and funds transfer fees. Investment income declined from a positive EUR 265 million in the second quarter of 2007 to a negative EUR 185 million in the second quarter of 2008, reflecting lower realised results on bonds and equities as well as negative fair value changes on real estate.
Underlying operating expenses increased 4.8%, reflecting the inclusion of ING Bank Turkey and investments to support the growth of the business at ING Direct, ING Real Estate and the retail banking activities in developing markets.

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The turmoil in the credit markets and further growth in lending led to an increase of net risk costs. ING Bank added EUR 234 million to the loan loss provisions, up from EUR 25 million a year earlier and EUR 98 million in the first quarter of 2008. Net additions amounted to an annualised 36 basis points of average credit-risk-weighted-assets, trending towards the normalised level of 40-45 basis points.
The underlying risk-adjusted return on capital (RAROC) after tax decreased to 15.7% from 26.2% a year earlier, reflecting lower real estate revaluations, higher tax charges and a strong increase in economic capital. Average economic capital rose due to the acquisition of Oyak Bank, the increased value of ING’s stake in the Bank of Beijing and business growth as well as methodology refinements.
Assets under Management
Despite the ongoing uncertainty in financial markets, ING achieved a net inflow of EUR 3.6 billion in assets under management in the second quarter. However, total AUM declined by EUR 6.7 billion as lower asset prices had a negative impact of EUR 6.0 billion and exchange rates reduced the total by EUR 2.5 billion. Acquisitions and divestments had a net negative impact of EUR 1.7 billion.
Risk Management
The direct P&L impact from the ongoing credit and liquidity crisis remained limited with a pretax loss of EUR 60 million (EUR 44 million after tax). Negative revaluations in the second quarter of EUR 398 million before tax (EUR 260 million after tax) are reflected on an after-tax basis in shareholders’ equity.
An impairment of EUR 7 million was booked on the US subprime RMBS portfolio at Insurance Americas. At the end of the second quarter, the subprime RMBS portfolio was valued at EUR 2.2 billion, or 79.7% of amortised cost value, down from 81.4% at the end of March. The decline resulted in a pretax revaluation of EUR -32 million in the quarter, bringing the total revaluation to EUR -560 million before tax.
In the US Alt-A RMBS portfolio, 12 bonds totaling EUR 35 million were impaired in the second quarter at Insurance Americas. There were no impairments in ING Direct’s Alt-A RMBS portfolio. The market value was reduced from EUR 22.8 billion at 31 March 2008 to EUR 22.0 billion at the end of the second quarter. Of the EUR 0.8 billion decline, EUR 341 million is due to negative revaluations and the remainder was due to redemptions and prepayments. The negative revaluation is mainly driven by higher interest rates. At the end of the second quarter the Alt-A RMBS portfolio was fair valued at 82.7% of amortised costs, against 84.3% at 31 March 2008. As of 30 June 2008, EUR 183 million of ING’s Alt-A RMBS had been downgraded and EUR 1.6 billion was on credit watch. A further EUR 1.4 billion was downgraded by rating agencies as of August 8. The total watch list increased to EUR 4.6 billion.
ING’s net exposure to CDO/CLO increased from EUR 2.1 billion at 31 March 2008 to EUR 4.3 billion at the end of the second quarter. Only EUR 8 million of ING’s CDO/CLO exposure is backed by US subprime mortgages. Corporate credit positions can offer attractive value due to dislocations in the credit markets. Wholesale Banking increased its exposure by EUR 0.9 billion. Insurance Americas wrote credit protection on EUR 1.5 billion of super-senior tranches of investment grade corporate credit indices and custom corporate credit portfolios.
ING’s CDO/CLO portfolio was valued at 94.6% at 30 June 2008. ING took a EUR 12 million loss on its CDO/CLO exposure in the second quarter, of which a EUR 4 million fair value loss was in Insurance Asia/Pacific, EUR 2 million in Insurance Americas, and EUR 6 million impairments at Wholesale Banking.
ING’s direct exposure to monoline insurers is negligible. ING has some indirect exposure as it insured EUR 2.9 billion of assets with monoline insurers, either through financial guarantees (wraps) or credit derivatives. Exposure to monoline insurers resulted in a loss of EUR 5 million before tax in the second quarter as Wholesale Banking wrote off the value of credit derivatives bought from a downgraded monoline insurer.
At the end of the second quarter ING had a total leveraged finance exposure of EUR 8.2 billion, against EUR 7.7 billion at 31 March 2008. ING’s leveraged finance underwriting pipeline increased from EUR 0.7 billion at 31 March 2008 to EUR 1.0 billion.
Capital Management
All of ING’s capital and leverage ratios remain well within target. Adjusted equity increased in the second quarter due to the issue of hybrid capital, profit generated in the quarter and a slight improvement in market conditions since March. That more than offset the payment of the final dividend to shareholders and the completion of the EUR 5 billion share buyback.
ING’s spare leverage capacity declined from EUR 6.2 billion at the end of the first quarter to EUR 3.9 billion at the end of the second quarter due to the buyback and the dividend to shareholders as well as the consumption of capital to support growth at the Bank.
The Debt/Equity (D/E) ratio of ING Group improved from 9.7% to 9.5%, while the D/E ratio of Insurance improved from 12.3% to 9.2%.
ING Bank’s Tier-1 ratio declined slightly from 8.3% to 8.2% due to strong growth of risk-weighted assets from EUR 309 billion to EUR 323 billion. The BIS Capital ratio improved from 11.5% to 11.9% because ING Bank issued approximately EUR 2 billion of lower Tier-2 capital in the second quarter.
Dividend
ING will pay an interim dividend of EUR 0.74 per (depositary receipt for an) ordinary share, in line with ING’s policy to set the interim dividend at half the total dividend of the previous year. ING’s shares will be quoted ex-dividend as of 14 August 2008 and the dividend will be made payable on 21 August in Europe and 28 August in the US.

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INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Benelux		Central & Rest of Europe
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	2Q2008	2Q2007

Gross premium income	2,366	2,433	-2.8%	1,743	1,862	623	571
Operating expenses	451	442	2.0%	363	371	88	71

Underlying profit before tax	397	679	-41.5%	308	587	89	92

LIFE INSURANCE
Underlying profit before tax	349	566	-38.3%	261	477	88	89

Single-premium sales	765	774	-1.2%	453	548	312	226
Annual-premium sales	174	128	35.9%	69	46	105	82
Total new sales (APE)	250	206	21.4%	114	101	136	105
Value of new business	89	55	61.8%	27	21	63	34
Internal rate of return (YTD)	18.1%	14.3%		12.6%	11.7%	24.4%	17.9%

NON-LIFE INSURANCE
Underlying profit before tax	48	113	-57.5%	47	110	1	3

Claims ratio (YTD)	59.0%	58.0%		59.1%	56.4%
Expense ratio (YTD)	30.5%	31.0%		30.7%	32.9%

Combined ratio (YTD)	89.4%	89.0%		89.8%	89.3%

Robust sales despite weaker markets
•	Underlying profit -41.5% on weaker investment income

•	Sales + 21.4% led by solid growth in Central Europe

•	Expenses in Benelux decline
INSURANCE EUROPE
Underlying profit before tax (EUR million)
Weaker investment income from private equity and real estate impacted results at Insurance Europe in the second quarter. Sales for the region remained robust, despite reduced demand for unit-linked products. New sales on an APE basis rose 21.4%, led by higher sales in Central Europe. Net inflows to the pension funds in Central Europe rose 51.5% to EUR 544 million in the quarter, supported in part by wage inflation in the region.
In the Benelux, life sales increased 12.9%. Group life contract renewals, which are part of sales since the first quarter of 2008, compensated for lower sales of investment products in Belgium and the Netherlands as markets declined. Nationale-Nederlanden’s new term life product, which differentiates premiums between smokers and non-smokers as well as by Body Mass Index, was well received by the market.
In this challenging market environment, ING continues to adapt its product offering to meet customers’ changing needs. New products were introduced sucessfully in the Czech and Slovak Republics, and a new retail unit-linked product will be introduced in the Netherlands in the second half.
ING expanded its investments in developing markets. In June, ING agreed to buy the Turkish voluntary pension fund Oyak Emeklilik, and in July ING received approval to start a life insurance greenfield in Ukraine.
Profit from Insurance Europe was impacted by the weak investment climate. Underlying profit before tax declined 41.5% to EUR 397 million compared with the strong second quarter of 2007. Fair value changes on real estate led to a negative swing of EUR 128 million, while private equity led to a negative swing of EUR 102 million. Results also included a EUR 49 million impairment of an equity investment in a fixed-income fund. In the Netherlands, a release of life provisions was partially offset by a strengthening of the unit-linked provision, resulting in a net positive impact of EUR 70 million. The upstream of capital from the Netherlands last year had a negative impact of EUR 94 million on investment income. Profit before tax in Central & Rest of Europe declined slightly on higher greenfield investments.
Premium income declined 2.8% driven by the Netherlands after low-return group pension contracts were discontinued. That offset strong growth in Central Europe. Operating expenses increased 2.0% as a 4.1% reduction in the Netherlands largely offset an increase in Central and Rest of Europe.

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INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007

Gross premium income	5,903	5,646	4.6%	4,649	4,281	771	814	483	551
Operating expenses	606	633	-4.3%	345	375	133	143	127	115

Underlying profit before tax	374	593	-36.9%	201	399	108	130	64	63

LIFE INSURANCE

Underlying profit before tax	246	472	-47.9%	201	399			45	73

Single-premium sales	4,685	4,279	9.5%	4,604	4,220			81	59
Annual-premium sales	399	395	1.0%	269	322			130	73
Total new sales (APE)	867	823	5.3%	729	744			138	79
Value of new business	84	53	58.5%	57	47			26	6
Internal rate of return (YTD)	13.4%	10.3%		12.5%	10.2%			18.2%	11.5%

NON-LIFE INSURANCE

Underlying profit before tax	128	120	6.7%			108	130	19	-10

Claims ratio (YTD)	69.4%	69.2%				69.0%	63.5%	70.6%	81.6%
Expense ratio (YTD)	25.5%	29.0%				28.7%	28.5%	16.5%	29.9%

Combined ratio (YTD)	94.9%	98.2%				97.7%	92.0%	87.1%	111.5%

Strong sales despite volatility in financial markets
•	Life sales + 21.5% excluding FX

•	VNB + 86.7% excluding FX

•	Earnings decline 28.8% excluding FX
INSURANCE AMERICAS
Underlying profit before tax (EUR million)
Challenging market conditions in the US put pressure on earnings in the second quarter. Nonetheless, ING continued to show strong momentum in sales at good returns, reflecting the results of innovative product development and expansion of distribution.
Life sales (APE) rose 21.5% excluding currency effects, propelled by variable annuity sales in the US, which jumped 46.9%. LifePay Plus, ING’s successful ‘withdrawal benefit for life’ rider, continued to drive sales. The pace of VA sales growth slowed modestly as equity markets remained weak and competitors introduced similar products. Sales of retirement services products rose 6.5%, or 36.6% on a US basis, while individual life sales increased 19.1%, or 21.7% on a US basis, led by new universal life products. Net flows from variable annuities and retirement services more than doubled to EUR 1,364 million.
Poor credit and equity market conditions triggered a 28.8% decline in underlying profit before tax excluding currencies. The US business posted earnings of EUR 201 million, down 41.4% excluding currencies, triggered by weak investment results, primarily due to EUR 76 million net interest- and spread-related losses. Credit-related impairments amounted to EUR 55 million before DAC offsets, including EUR 7 million on subprime and EUR 35 million on Alt-A RMBS. Lower alternative asset returns and higher expenses also contributed to the decline. Favourable DAC unlocking of EUR 65 million from assumption changes to reflect improved persistency was partially offset by a EUR 55 million negative swing in equity-related DAC unlocking.
In ING Canada, the combined ratio deteriorated 570 basis points to 97.7%, reflecting the impact of strong storms as well as the impact of changes in interest rates on claims reserves.
Underlying profit before tax in Latin America rose 1.6%, or 6.7% excluding currencies, as improved results in Brazil and the impact of strong top-line growth in the pension business across the region were partially offset by negative equity market returns. The sale of the Mexico insurance business to AXA closed on 22 July 2008. Excluding the results from that business, profit from Latin America increased 36.7%.
Premium income across the region rose 4.6%, or 19.2% excluding currency movements. Operating expenses declined 4.3%, but increased 8.2% excluding currencies, driven by the acquisition of the pension business in Latin America.

Page 7/24

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	2Q08	2Q07	Change	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07

Gross premium income	2,883	3,335	-13.6%	54	53	1,098	1,264	789	927	656	854	286	237
Operating expenses	257	254	1.2%	48	51	46	42	57	57	49	54	57	50

Underlying profit before tax	124	153	-19.0%	38	61	27	-1	52	68	0	0	7	25

LIFE INSURANCE

Underlying profit before tax	123	152	-19.1%	38	61	27	-1	52	68	0	0	5	24

Single-premium sales	1,757	2,696	-34.8%	715	1,331	778	1,140	63	112	144	89	57	22
Annual-premium sales	358	387	-7.5%	26	27	41	50	183	190	49	73	59	47
Total new sales (APE)	534	656	-18.6%	97	160	119	164	190	201	63	82	65	49
Value of new business	93	99	-6.1%	11	15	12	18	27	29	32	37	12	-1
Internal rate of return (YTD)	16.7%	15.6%		19.0%	20.4%	12.1%	11.7%	18.7%	22.6%	26.5%	18.2%	13.7%	7.3%

Challenging markets impact investment-linked sales
•	Sales down 10.9% excluding FX

•	VNB up 3.3% excluding FX on more profitable product mix

•	Profit up 0.8% excluding FX
INSURANCE ASIA/PACIFIC
Underlying profit before tax (EUR million)
Declining stock markets and weakening economic conditions dampened appetite for investment-linked products, particularly in Australia and Japan. That was partially offset by growth of 19.5% in South Korea and 51.2% in the developing markets reported under Rest of Asia, both excluding currency effects. Overall sales on an APE basis declined 18.6%, or 10.9% before currency effects.
In response to the challenging market circumstances, ING has been adapting its product offering. In Australia, a flexible term-deposit option was added to the wealth management platform to compete against higher deposit rates offered by banks. In Japan, ING launched a new SPVA product with income benefits and plans are underway for the next generation of its successful “Smart Design” product in the third quarter. In Taiwan, ING launched new structured-notes that comply with proposed regulatory changes.
At the same time ING continued to strengthen its distribution. Sales through TMB Bank and Japan Post commenced in the second quarter. The number of tied agents surpassed 94,000 as ING invested in selective recruitment and ongoing training and support.
Results were strongly impacted by the decline of many Asian currencies against the euro. Underlying profit before tax declined 19.0%, but was up 0.8% excluding currency effects.
Japan reported an underlying profit before tax of EUR 27 million, supported by a positive swing in hedge results and the release of technical provisions due to a change in assumptions. Those were offset by accounting asymmetries on certain guaranteed benefit reserves.
In Australia profit declined 37.7%, or 22.4% excluding currency impacts, driven by lower fee income on assets under management and EUR 5 million lower interest income.
In South Korea profit declined 23.5%, or 3.7% excluding currency effects, due to lower investment income and unfavourable claims experience.
Premium income was down 13.6%, or 5.5% excluding currencies, as declines in Japan and Taiwan were partially offset by an increase in South Korea. Operating expenses increased 1.2%, or 10.8% excluding currency effects, reflecting the expansion of distribution, the acquisition of Landmark and investments in greenfield operations.
The value of new business declined by 6.1% but increased 3.3% excluding currency effects, on a more profitable product-mix. Single-premium sales declined 34.8%, mainly due to SPVA sales in Japan, which were very strong in the second quarter last year following the launch of the Smart Design 1-2-3 product. Sales in Australia were also buoyed last year by tax incentives for additional superannuation contributions. The IRR remained attractive at 16.7%.

Page 8/24

WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Leasing &		Financial
	Total			GL&PCM		Finance		Factoring		Markets		Real Estate		Other
In EUR million	2Q08	2Q07	Change	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07	2Q08	2Q07

Total income	1,178	1,268	-7.1%	267	197	231	192	108	108	451	260	14	314	107	197

Operating expenses	695	696	-0.1%	145	148	88	82	60	54	175	171	128	121	99	121

Gross result	483	572	-15.6%	122	49	143	110	48	55	275	89	-114	193	9	76

Loan loss provision	117	-32		-16	-19	97	-21	7	7	0	0	29	-1	-1	2

Underlying profit before tax	365	604	-39.6%	137	69	47	130	40	48	275	89	-143	194	9	74

KEY FIGURES
Cost/income ratio	59.0%	54.9%		54.3%	74.9%	38.0%	42.9%	55.7%	49.3%	38.9%	65.8%	912.6%	38.5%	92.0%	51.3%
Underlying RAROC after tax	9.9%	27.7%		8.4%	0.8%	22.2%	37.7%	24.4%	21.4%	28.8%	23.7%	-23.2%	48.7%	12.8%	91.0%

Economic capital (average over period)	9,020	6,771	33.2%	1,907	1,662	1,360	897	431	477	2,683	2,148	2,175	1,258	464	328

Results impacted by real estate revaluations
• Excluding real estate, profit increased 24.1%
• Revaluations of real estate amount to EUR - 238 million before minority interests
• Client balances +4.3% on lending growth
WHOLESALE BANKING
Underlying profit before tax (EUR million)
The business environment for Wholesale Banking remained challenging in the second quarter as the market disruption continued. Nonetheless, Wholesale Banking posted strong volume growth and improved margins, while the Financial Markets business posted a second consecutive record quarter as it benefited from the turmoil in euro interest rates in June.
That was offset by significant negative revaluations at ING Real Estate, notably in Canada. A full external appraisal of the Summit portfolio was completed in the second quarter, and a negative revaluation of EUR 195 million was recorded to reflect market movements, of which EUR 78 million was attributable to minority interests. Revaluations in other markets was limited to EUR -43 million, mainly in Australia, while Asia continued to see positive revaluations.
The losses related to subprime, CDOs and monoline insurers were limited to EUR 11 million versus EUR 33 million in the first quarter of 2008.
Volume growth and higher income in the banking activities more than offset the impact of higher risk costs. Client balances increased 4.3% in the second quarter to EUR 273.0 billion, driven by a total production of EUR 10.6 billion as lending volumes in General Lending and Structured Finance increased.
Underlying profit before tax declined 39.6% due to the negative fair value changes at ING Real Estate of EUR 238 million before minority interests. Excluding ING Real Estate, profit at Wholesale Banking was up 24.1%, driven by a strong result at Financial Markets as well as higher volume in General Lending and improved margins in Payments & Cash Management.
Income declined 7.1 % as a result of the fair value changes on real estate. For Wholesale Banking excluding ING Real Estate, income was up 22.0%. Financial Markets increased 73.5% driven by income from asset and liability management and higher client-related trading income. General Lending & PCM posted a 35.5% increase in income as lending volumes increased 39.5% from a year earlier, while PCM benefited from higher spreads as the short end of the yield curve steepened. Structured Finance reported double-digit income growth, driven by higher volumes and higher margins, particularly in Natural Resources.
Underlying operating expenses remained flat compared with a year earlier and declined 1.8% from the first quarter. Risk costs increased to EUR 117 million from a release of EUR 32 million a year earlier, mainly due to Structured Finance.
The RAROC declined to 9.9% reflecting the fair value changes on real estate, a higher effective tax rate and a 33.2% increase in economic capital which was heavily impacted by model changes.

Page 9/24

RETAIL BANKING
Retail Banking: Key Figures

	Total			Netherlands		Belgium		Central Europe		Asia
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007

Total underlying income	1,939	1,858	4.4%	1,117	1,176	467	486	274	125	81	72
Operating expenses	1,314	1,197	9.8%	692	705	367	343	198	96	57	53
Gross result	625	662	-5.6%	425	471	100	143	76	29	24	19
Addition to loan loss provision	66	43	53.5%	61	34	5	12	-4	-7	4	3

Underlying profit before tax	558	619	-9.9%	363	437	94	131	80	36	20	16

KEY FIGURES
Underlying cost/income ratio	67.8%	64.4%		62.0%	59.9%	78.7%	70.6%	72.2%	76.7%	70.0%	73.9%
Underlying RAROC after tax	26.4%	41.0%		47.5%	55.0%	29.7%	40.4%	10.5%	41.4%	5.4%	3.5%
Economic capital (average over period)	6,083	4,366	39.3%	2,407	2,358	858	934	1,056	203	1,763	871

Commercial growth in competitive market
• Client balances up EUR 8.6 billion despite competition
• Profit declines 9.9% as margins remain under pressure
• Operating expenses decline in the Netherlands
RETAIL BANKING
Underlying profit before tax (EUR million)
ING continued to refine its product offering to defend market share as competition for savings intensified, particularly in the Benelux. New savings products were introduced, and ING was able to increase savings volume in a competitive market.
The environment remains challenging as competition for savings puts pressure on margins while declining asset prices leads to lower fee income. Against this backdrop, ING has taken steps to increase efficiency in mature markets while investing for growth in developing markets.
The merger of ING Bank and Postbank in the Netherlands is progressing on plan to launch in the first quarter of 2009. The combination is expected to reduce the cost/income ratio to below 50% by 2011 through cost savings and increased cross-sell. In Belgium, 55 new branches were up and running by the end of the second quarter out of 145 planned by year-end. The new retail concept is intended to increase use of the internet for routine transactions, while transforming the branch network to provide advice.
In developing markets of Central Europe and Asia, ING focusses on growth by expanding its distribution reach, innovating products and marketing campaigns. New branches were opened in Poland, Romania, Turkey and India. A new greenfield was launched in Ukraine in the second quarter and 250 outlets are planned over the next few years. Product innovation and marketing campaigns helped ING keep up the growth in deposits in all markets and gained market share in household lending in Poland, Romania and India.
Total client balances for Retail Banking increased by EUR 8.6 billion to EUR 479.4 billion in the second quarter as growth in the Netherlands, Poland and Asia led to a total new production of EUR 7.7 billion.
The challenging environment in mature markets led to a decline in results in the second quarter. Underlying profit before tax was down 9.9% as falling stock markets impacted fee income and strong competition for savings put pressure on interest margins.
Income increased 4.4%, driven by the inclusion of ING Bank Turkey and strong volume growth in Poland. That was partially offset by lower interest margins in the Benelux and a decline in asset management and brokerage fees in Belgium. Expenses rose 9.8%, including 6.1%-points from the inclusion of ING Bank Turkey, while costs in the Netherlands declined.
Loan loss provisions rose by EUR 23 million due to growth of the lending portfolio, the inclusion of ING Bank Turkey and model changes in the Netherlands.
The RAROC after tax declined to 26.4% as economic capital increased due to the addition of ING Bank Turkey and the higher value of Bank of Beijing.

Page 10/24

ING DIRECT
ING Direct: Key Figures

In EUR million	2Q2008	2Q2007	Change

Total underlying income	650	571	13.8%
Operating expenses	421	386	9.1%
Gross result	228	185	23.2%
Addition to loan loss provision	50	13	284.6%

Underlying profit before tax	179	171	4.7%

KEY FIGURES
Interest margin	0.93%	0.75%
Cost/income ratio	64.8%	67.6%
Underlying RAROC after tax	16.0%	19.2%
Economic capital (average over period)	3,222	2,754	17.0%

Solid inflows despite increased competition
• Retail balances +EUR 8.2 billion
• Interest margin rises to 93 bps
• Outflows stopped in UK
TOTAL RETAIL BALANCES
(EUR bin, end of period)
ING DIRECT
Underlying profit before tax (EUR million)
ING Direct continued to show good commercial growth and solid inflows despite increased competition for savings. Production of client retail balances reached EUR 8.2 billion, driven by growth in residential mortgages and funds entrusted. Including positive currency effects of EUR 2.3 billion, total client retail balances increased to EUR 317.5 billion at the end of June.
Funds entrusted increased by EUR 3.0 billion at comparable exchange rates, driven by strong growth in the US and Canada. Notwithstanding the fierce competition, ING Direct improved its interest margin to 0.93%, mainly due to the steepening of the yield curve in the US and Canada, supported by the growth in funds entrusted.
In both the eurozone and Australia, competition for savings continued to intensify amid the ongoing liquidity crisis, particularly in Spain, Germany and Australia. ING Direct responded with promotional campaigns and by expanding the product offering with fixed-term products. These initiatives were well received, especially in Germany, which saw solid fund inflows in a highly competitive environment.
In the UK, the repositioning of the business to focus less on high-balance customers is showing encouraging results. A small positive inflow was realised compared with an outflow of EUR 1.0 billion in the previous quarter.
Residential mortgages continued to drive growth, with production of EUR 4.8 billion at comparable exchange rates. Off-balance sheet funds showed a net inflow despite lower appetite amid turbulent markets. ING Direct added 402,000 customers in the quarter, bringing the total to 21.2 million.
Underlying profit before tax reached EUR 179 million, up 4.7% from the second quarter last year and 15.5% from the first quarter. Profit growth was driven by the US, where earnings rose to EUR 89 million from EUR 8 million a year earlier on growth in client balances and a strong improvement in the interest margin. Losses in the UK narrowed to EUR 21 million from EUR 31 million in the first quarter. ING Direct continues to invest to grow the business, and investments in growth amounted to EUR 88 million in the second quarter.
Income increased 13.8%, mainly driven by a higher net interest income supported by the more favourable interest rate environment in the United States and Canada. Operating expenses rose 9.1 % compared with the same period last year but remained stable compared with the first quarter. The cost/income ratio improved to 64.8%.
The addition to the provision for loan losses was EUR 50 million, an increase of EUR 17 million from the previous quarter and EUR 37 million with the same quarter last year. The main contributor to the increase was ING Direct USA. Delinquencies in the US housing market continued to rise as home prices declined and economic conditions deteriorated. In ING Direct’s own originated mortgage portfolio the balance of delinquencies (90+ days past due) stood at 1.4% at the end of June. However, the portfolio continues to perform better than the market for prime adjustable-rate mortgages (5.1 % at the end of May). The overall portfolio has an average loan-to-value ratio of 70% and 98% of the mortgages are to owner-occupiers.
The after-tax RAROC of ING Direct rose to 16.0% from 13.1 % in the previous quarter, but declined from 19.2% in the second quarter of 2007 which was favoured by a lower tax charge.

Page 11/24

APPENDICES

Appendix 1:	Key Figures per Quarter
Appendix 2:	Divestments & Special Items
Appendix 3:	ING Group Consolidated P&L: 2nd Quarter
Appendix 4:	ING Group Consolidated Balance Sheet
Appendix 5:	ING Group Shareholders’ Equity
Appendix 6:	Insurance P&L by Business Line
Appendix 7:	Insurance Investment & Other Income
Appendix 8:	Banking P&L by Business Line
Appendix 9:	Banking Commission, Investment & Other Income
Appendix 10:	Life New Business Production
Appendix 11:	Direct impact of the Credit and Liquidity Crisis
Appendix 12:	Accounting Treatment of Financial Assets
Additional information is available in the following documents published at www.ing.com
-	ING Group Quarterly Report

-	ING Group Statistical Supplement

-	Analyst Presentation

-	US Statistical Supplement
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2007 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Page 12/24

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying profit before tax
Insurance Europe	397	339	357	362	679	441
Insurance Americas	374	317	453	480	593	533
Insurance Asia/Pacific	124	182	113	151	153	159
Corporate line Insurance	250	-117	896	291	531	-84

Underlying profit before tax from Insurance	1,145	722	1,819	1,285	1,956	1,049

Wholesale Banking	365	570	512	279	604	665
Retail Banking	558	638	522	651	619	610
ING Direct	179	155	73	120	171	165
Corporate line Banking	-2	43	45	53	-65	-56

Underlying profit before tax from Banking	1,101	1,405	1,152	1,103	1,329	1,384

Underlying profit before tax	2,246	2,127	2,971	2,388	3,285	2,433

Taxation	324	514	301	371	473	496
Underlying profit before minority interests	1,922	1,613	2,670	2,017	2,812	1,938
Minority interests	-23	24	53	72	76	65

Underlying net profit	1,946	1,589	2,618	1,946	2,735	1,873

Net gains/losses on divestments	2	45	-37	444
Net profit from divested units					11	20
Special items after tax	-28	-94	-98	-83	-188

Net profit (attributable to shareholders)	1,920	1,540	2,483	2,306	2,559	1,894

Earnings per share (in EUR)	0.94	0.74	1.18	1.08	1.18	0.88

Page 13/24

APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	2Q2008	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying net profit	1,946	1,589	2,617	1,946	2,735	1,874

Net gains/losses on divestments
- sale of Chilean Health business		62
-sale of NRG	2	-17	-129
- IPO Sul America in Brazil			93
- sale of Belgian broker business				418
- sale of RegioBank				26

Total gains/losses on divestments	2	45	-37	444

Profit after tax from divested units					12	20

Net special items:
- restructuring provisions and hedges OYAK Bank			-76	-71
- combining ING Bank and Postbank	-28	-24	-23	-12	-188
- unwinding Postkantoren BV		-70

Total special items	-28	-94	-99	-83	-188

Net profit (attributable to shareholders)	1,920	1,540	2,481	2,306	2,559	1,894

Page 14/24

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 2nd QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	2Q2008	2Q2007

Gross premium income	11,155	11,419	-2.3%	11,155	11,419
Interest result banking operations	2,662	2,304	15.6%			2,666	2,295
Commission income	1,243	1,219	2.0%	490	478	753	741
Total investment & other income	2,367	4,014	-41.0%	2,079	3,434	345	635

Total underlying income	17,428	18,955	-8.1%	13,724	15,331	3,765	3,672

Underwriting expenditure	10,964	11,674	-6.1%	10,964	11,674
Operating expenses	3,747	3,674	2.0%	1,316	1,355	2,430	2,318
Other interest expenses	218	298	-26.8%	279	346
Addition to loan loss provisions/impairments	254	25	n.a.	20		234	25

Total underlying expenditure	15,182	15,671	-3.1%	12,579	13,375	2,664	2,343

Underlying profit before tax	2,246	3,285	-31.6%	1,145	1,956	1,101	1,329

Taxation	324	472	-31.4%	75	270	249	202
Underlying profit before minority interests	1,922	2,813	-31.7%	1,070	1,686	852	1,127
Minority interests	-23	77		22	50	-45	27

Underlying net profit	1,946	2,735	-28.8%	1,049	1,636	897	1,099

Net gains/losses on divestments	2			2
Net profit from divested units		11			11
Special items after tax	-28	-188				-28	-188

Net profit (attributable to shareholders)	1,920	2,559	-25.0%	1,051	1,648	869	911

[1]	Including inter-company eliminations
Page 15/24

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	30 June 08	31 Dec. 07	30 June 08	31 Dec. 07	30 June 08	31 Dec. 07	30 June 08	31 Dec. 07

Cash and balances with central banks	13,162	12,406	4,569	3,115	9,399	9,829	-806	-538
Amounts due from banks	69,834	48,875			69,834	48,875
Financial assets at fair value through P&L	341,638	327,131	112,633	120,872	230,259	208,145	-1,254	-1,887
Investments	271,699	292,650	120,025	132,266	151,676	160,384	-2
Loans and advances to customers	592,642	552,964	29,291	27,529	567,399	526,323	-4,048	-887
Reinsurance contracts	5,684	5,874	5,684	5,874
Investment in associates	5,205	5,014	3,188	3,190	2,139	2,010	-122	-186
Investment property	4,567	4,829	1,392	1,302	3,175	3,527
Property and equipment	6,318	6,237	855	907	5,463	5,330
Intangible assets	6,086	5,740	4,255	3,942	1,911	1,883	-80	-85
Deferred acquisition costs	11,055	10,692	11,055	10,692
Other assets	42,057	40,099	11,479	12,395	30,759	27,807	-181	-103

Total assets	1,369,946	1,312,510	304,426	322,083	1,072,013	994,113	-6,492	-3,686

Shareholders’ equity (in parent)	28,060	37,208	14,179	17,911	19,348	25,511	-5,467	-6,214
Minority interests	1,905	2,323	790	891	1,300	1,684	-185	-252

Total equity	29,965	39,531	14,969	18,802	20,648	27,195	-5,652	-6,466

Preference shares	2	21					2	21
Subordinated loans	9,635	7,325	7,000	4,493	19,595	18,786	-16,960	-15,954
Debt securities in issue	94,023	66,995	4,664	4,636	83,052	55,990	6,307	6,370
Other borrowed funds	26,099	27,058	9,495	11,355			16,604	15,703
Insurance and investment contracts	253,587	265,712	253,587	265,712
Amounts due to banks	161,299	166,972			161,299	166,972
Customer deposits and other funds on deposits	535,881	525,216			542,631	528,197	-6,750	-2,981
Financial liabilities at fair value through P&L	217,858	169,822	2,085	1,805	215,888	168,338	-115	-322
Other liabilities	41,598	43,859	12,625	15,281	28,901	28,635	72	-57

Total liabilities	1,339,982	1,272,979	289,456	303,282	1,051,365	966,918	-839	2,779

Total equity and liabilities	1,369,946	1,312,510	304,426	322,083	1,072,013	994,113	-6,492	-3,686

Page 16/24

APPENDIX 5: ING GROUP: SHAREHOLDERS’ EQUITY

ING Group: Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	30 June 08	31 Dec 07	30 June 08	31 Dec 07	30 June 08	31 Dec 07	30 June 08	31 Dec 07

Share capital	499	534	174	174	525	525	-200	-165
Share premium	9,182	8,739	5,374	4,374	8,723	8,723	-4,915	-4,358
Revaluation reserve equity securities	2,745	5,829	1,167	3,466	1,405	2,190	173	173
Revaluation reserve debt securities	-8,128	-1,937	-3,673	-840	-4,455	-1,097
Revaluation reserve crediting to life policyholders	1,088	42	1,088	42
Revaluation reserve cashflow hedge	382	431	-86	10	410	427	58	-6
Other revaluation reserve	768	572	345	156	423	416
Currency translation reserve	-2,524	-1,354	-1,811	-1,086	-445	-19	-268	-249
Treasury shares reserve	-1,446	-3,740					-1,446	-3,740
Other reserves	25,494	28,092	11,601	11,616	12,762	14,346	1,131	2,130

Shareholders’ equity	28,060	37,208	14,179	17,911	19,348	25,511	-5,467	-6,214

Minority interests	1,905	2,323	790	891	1,300	1,684	-185	-252

Total equity	29,965	39,531	14,969	18,802	20,648	27,195	-5,652	-6,466

Page 17/24

APPENDIX 6: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007

Gross premium income	11,155	11,419	-2.3%	2,366	2,433	-2.8%	5,903	5,646	4.6%	2,883	3,335	-13.6%	3	5
Commission income	490	478	2.5%	127	125	1.6%	276	257	7.4%	86	93	-7.5%	1	3
Direct investment income	2,249	2,758	-18.5%	1,084	1,202	-9.8%	924	1,241	-25.5%	439	329	33.4%	-198	-14
Realised gains & fair value changes	-170	676	-125.1%	-44	243		-161	33		-433	-224		468	624
Total investment & other income	2,079	3,434	-39.5%	1,039	1,444	-28.0%	763	1,275	-40.2%	6	105	-94.3%	270	610

Total underlying income	13,724	15,331	-10.5%	3,532	4,002	-11.7%	6,942	7,177	-3.3%	2,975	3,534	-15.8%	274	618

Underwriting expenditure	10,964	11,674	-6.0%	2,581	2,749	-6.1%	5,939	5,832	1.8%	2,450	3,096	-20.9%	-5	-3
Operating expenses	1,316	1,355	-2.9%	451	442	2.0%	606	633	-4.3%	257	254	1.2%	2	26
Other interest expenses	279	346	-19.4%	100	133	-24.8%	23	120	-80.8%	144	30	380.0%	12	63
Other impairments	20			3			1						16

Total underlying expenditure	12,579	13,375	-5.9%	3,135	3,323	-5.7%	6,569	6,585	-0.2%	2,851	3,381	-15.7%	25	86

Underlying profit before tax	1,145	1,956	-41.5%	397	679	-41.5%	374	593	-36.9%	124	153	-19.0%	250	532

Taxation	75	270	-72.6%	31	79	-60.8%	66	159	-58.5%	40	63	-36.5%	-63	-31
Profit before minority interests	1,070	1,686	-36.5%	366	600	-39.0%	308	434	-29.0%	84	90	-6.7%	312	563
Minority interests	22	50	-56.0%	-4	3		26	34	-23.5%	6	11	-45.5%	-6	2

Underlying net profit	1,049	1,636	-35.9%	370	596	-37.9%	282	400	-29.5%	78	79	-1.3%	318	561

Net gains/losses on divestments	2												2
Net profit from divested units		11			11
Special items after tax

Net profit from Insurance	1,051	1,648	-36.2%	370	608	-39.1%	282	400	-29.5%	78	79	-1.3%	320	561

KEY FIGURES
Assets under management (end of period)	449,500	475,800	-5.5%	146,500	163,100	-10.2%	202,300	209,200	-3.3%	100,700	103,600	-2.9%
Staff (FTEs end of period)	57,594	54,330	6.0%	14,297	14,997	-4.7%	31,973	27,591	15.9%	11,274	11,669	-3.4%

Page 18/24

APPENDIX 7: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007

Income from debt securities and loans	2,320	1,763		660	756		859	1,126		248	236		553	-355
Dividend income	295	309		242	230		33	22		28	46		-8	11
Rental income	21	17		12	11		8	6		2	1		-1	-1
Other	-387	669		170	204		24	88		161	47		-742	330

Direct investment income	2,249	2,758	-18.5%	1,084	1,202	-9.8%	924	1,241	-25.5%	439	329	33.4%	-198	-15

Realised gains/losses on bonds	-143	-80		-8	-4		-139	-82		4	6
Realised gains/losses on equities	423	799		20	76		25	22		13	11		365	690
Realised gains/losses & fair value changes private equity	-12	97		-12	98									-1
Change in fair value real estate investments	-44	94		-51	82			11		7	1
Change in fair value non-trading derivatives	-394	-234		8	-9		-47	82		-457	-243		102	-64

Realised gains/losses & fair value changes on investments	-170	676	-125.1%	-44	243	-118.1%	-161	33	n.a.	-433	-224	n.a.	467	625

Total underlying investment & other income	2,079	3,434	-39.5%	1,039	1,444	-28.0%	763	1,275	-40.2%	6	105	-94.3%	269	610

Page 19/24

APPENDIX 8: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007

Interest result	2,666	2,295	16.2%	746	463	61.1%	1,368	1,354	1.0%	608	483	25.9%	-55	-4
Commission income	753	741	1.6%	335	314	6.7%	408	396	3.0%	10	23	-56.5%	0	8
Investment income	-185	265	-169.8%	-88	229	-138.4%	10	4	150.0%	-14	36	-138.9%	-93	-3
Other income	530	370	43.2%	186	262	-29.0%	152	104	46.2%	46	30	53.3%	146	-26

Total underlying income	3,765	3,672	2.5%	1,178	1,268	-7.1%	1,939	1,858	4.4%	650	571	13.8%	-2	-25

Operating expenses	2,430	2,318	4.8%	695	696	-0.1%	1,314	1,197	9.8%	421	386	9.1%	-0	40
Gross result	1,334	1,354	-1.5%	483	572	-15.6%	625	662	-5.6%	228	185	23.2%	-2	-65
Addition to loan loss provision	234	25	836.0%	117	-32		66	43	53.5%	50	13	284.6%	0	0

Underlying profit before tax	1,101	1,329	-17.2%	365	604	-39.6%	558	619	-9.9%	179	171	4.7%	-2	-65

Taxation	249	202	23.3%	106	33	221.2%	114	142	-19.7%	65	29	124.1%	-36	-1
Profit before minority interests	852	1,127	-24.4%	259	571	-54.6%	445	477	-6.7%	113	143	-21.0%	34	-64
Minority interests	-45	27	-266.7%	-60	16	-475.0%	13	11	18.2%	2	0		0	0

Underlying net profit	897	1,099	-18.4%	320	555	-42.3%	431	466	-7.5%	111	143	-22.4%	34	-64

Net gains/losses on divestments	0	0		0	0		0	0		0	0		0	0
Net profit from divested units	0	0		0	0		0	0		0	0		0	0
Special items after tax	-28	-188		0	0		-28	-188		0	0		0	0

Net profit from Banking	869	911	-4.6%	320	555	-42.3%	403	278	45.0%	111	143	-22.4%	34	-64

KEY FIGURES
Net return on equity (year-to-date)	14.7%	19.2%
Interest margin	1.05%	0.95%								0.93%	0.75%
Underlying cost/income ratio	64.6%	63.1%		59.0%	54.9%		67.8%	64.4%		64.8%	67.6%
Risk costs in bp of average CRWA	36	3		32	-9		36	12		47	7
Risk-weighted assets (end of period)	322,582	356,415	-9.5%	178,951	144,676	23.7%	91,261	142,616	-36.0%	50,293	75,201	-33.1%	2,077	-6,078
Underlying RAROC before tax	20.2%	29.8%		14.0%	27.4%		32.8%	52.8%		25.4%	22.7%
Underlying RAROC after tax	15.7%	26.2%		9.9%	27.7%		26.4%	41.0%		16.0%	19.2%
Economic capital (average over period)	18,818	14,140	33.1%	9,020	6,771	33.2%	6,083	4,366	39.3%	3,222	2,754	17.0%	493	249
Staff (FTEs end of period)	73,393	64,769	13.3%	15,416	14,732	4.6%	48,883	41,961	16.5%	9,094	8,076	12.6%

Page 20/24

APPENDIX 9: BANKING COMMISSION, INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007	Change	2Q2008	2Q2007

Funds transfer	164	143	14.7%	18	23	-21.7%	139	114	21.9%	7	5	40.0%	0	0
Securities business	135	193	-30.1%	37	52	-28.8%	83	123	-32.5%	15	18	-16.7%	-0	-0
Insurance broking	46	45	2.2%	1	0		45	44	2.3%	1	1	0.0%	0	0
Management fees	204	233	-12.4%	125	136	-8.1%	78	95	-17.9%	1	2	-50.0%	0	-0
Brokerage and advisory fees	76	39	94.9%	72	41	75.6%	3	0		1	1	0.0%	-0	-3
Other	128	89	43.8%	83	62	33.9%	60	20	200.0%	-14	-4		0	12

Total underlying commission income	753	741	1.6%	335	314	6.7%	408	396	3.0%	10	23	-56.5%	0	8

Rental income	51	55	-7.3%	53	59	-10.2%	1	0		-0	0		-2	-5
Other investment income	12	40	-70.0%	0	38	-100.0%	9	0		0	0		2	2

Direct income from investments	62	95	-34.7%	53	98	-45.9%	10	0		-0	0		-0	-3

Realised gains/losses on bonds	-16	59	-127.1%	-7	24	-129.2%	0	-0		-14	35	-140.0%	5	0
Realised gains/losses on equities	-44	85	-151.8%	54	81	-33.3%	0	4	-100.0%	-0	0		-97	0
Change in fair value real estate	-188	26	-823.1%	-188	26	-823.1%	0	0		0	0		0	0

Realised gains/losses & fair value changes	-247	170	-245.3%	-141	131	-207.6%	0	4	-100.0%	-14	35	-140.0%	-92	0

Total underlying investment income	-185	265	-169.8%	-88	229	-138.4%	10	4	150.0%	-14	36	-138.9%	-93	-3

Valuation results non-trading derivatives	192	-68		103	19	442.1%	6	10	-40.0%	14	-45		69	-51
Net trading income	236	150	57.3%	118	102	15.7%	47	34	38.2%	13	38	-65.8%	57	-24
Other	103	289	-64.4%	-36	142	-125.4%	99	61	62.3%	20	37	-45.9%	20	49

Total underlying other income	530	370	43.2%	186	262	-29.0%	152	104	46.2%	46	30	53.3%	146	-26

Page 21/24

APPENDIX 10: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

	Value of		Internal								Present Value of				Investment in New		Acquisition Expense
	New Business		Rate of Return		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PV Premiums		Business		Overruns
In EUR million	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007	2Q2008	2Q2007

Benelux	27	21	12.6%	11.7%	453	548	69	46	114	101	917	997	2.9%	2.1%	56	41	6	1
Rest of Europe	63	34	24.4%	17.9%	312	226	105	82	136	105	1,081	787	5.8%	4.3%	39	41	-4	2

Insurance Europe	89	55	18.1%	14.3%	765	774	174	128	250	206	1,998	1,784	4.5%	3.1%	95	82	2	3

U.S.	57	47	12.5%	10.2%	4,604	4,220	269	322	729	744	5,955	5,255	1.0%	0.9%	176	217	5	5
Latin America	26	6	18.2%	11.5%	81	59	130	73	138	79	193	145	13.5%	4.1%	33	25	4	4

Insurance Americas	84	53	13.4%	10.3%	4,685	4,279	399	395	867	823	6,148	5,400	1.4%	1.0%	209	242	9	9

Australia & NZ	11	15	19.0%	20.4%	715	1,331	26	27	97	160	826	1,976	1.3%	0.8%	11	22	6	0
Japan	12	18	12.1%	11.7%	778	1,140	41	50	119	164	984	1,355	1.2%	0.3%	41	50	4	2
South Korea	27	29	18.7%	22.6%	63	112	183	190	190	201	770	918	3.5%	3.2%	18	21	4	4
Taiwan	32	37	26.5%	18.2%	144	89	49	73	63	82	512	615	6.3%	6.0%	17	28	-2	-2
Rest of Asia	12	-1	13.7%	7.3%	57	22	59	47	65	49	337	211	3.6%	-0.5%	23	22	1	9

Insurance Asia/Pacific	93	99	16.7%	15.6%	1,757	2,696	358	387	534	656	3,429	5,075	2.7%	2.0%	110	143	13	13

Total	267	207	15.2%	12.8%	7,206	7,749	930	910	1,651	1,685	11,575	12,259	2.3%	1.7%	414	467	24	25

Page 22/24

APPENDIX 11: DIRECT IMPACT OF CREDIT AND LIQUIDITY CRISIS
Risk Management: Direct impact of credit and liquidity crisis

		Market value 30 June 2008			Change in 2Q2008			Market value 31 March 2008
				Total revaluations	Writedowns	Revaluation	Other changes			Total revaluations
			% of Amortised	through Equity	through P&L	through Equity	to reported		% of Amortised	through Equity
In EUR million	Business Line	30 June 2008	Cost value	(pre-tax)	(pre-tax)	(pre-tax)	holdings 1)	31 March 2008	Cost value	(pre-tax)

	Insurance Americas	2,015		-448	7	-21	-68	2,111		-427
	Wholesale Banking	66		-70		-11	-3	80		-59
	ING Direct	93		-42		-5	-3	101		-37
	Insurance Europe	24				5	3	16		-5
	Insurance Asia	1					-2	3		0

Total Subprime RMBS		2,199	79.7%	-560	7	-32	-73	2,311	81.4%	-528

	ING Direct	18,707		-3,984		-264	-374	19,345		-3,720
	Insurance Americas	2,860		-558	35	-76	12	2,959		-482
	Wholesale Banking	455		-51		0	-32	487		-51
	Insurance Asia	9		-1		-1	0	10

Total Alt-A RMBS		22,031	82.7%	-4,594	35	-341	-394	22,801	84.3%	-4,253

	Wholesale Banking	1,290		-90	6	-19	931	384		-71
	Insurance Americas	2,860		-122	2	18	1,376	1,468		-140
	Insurance Asia	43		-31	4	-18	4	61		-13
	ING Direct	24				0	-16	40		0
	Insurance Europe	121		-5		-6	-6	133		1

Total CDOs/CLOs[2]		4,338	94.6%	-248	12	-25	2,289	2,086	90.3%	-223

Other impact
SIVs	Insurance Americas				1
Monoline insurers	Wholesale Banking				5

Total		28,568		-5,402	60	-398	1,822	27,198		-5,004

[1]	________

[2]	Includes Synthetic CDOs at notional value
Page 23/24

APPENDIX 12: ACCOUNTING TREATMENT OF FINANCIAL ASSETS
This appendix summarises the accounting treatment (measurement, fair value changes, impairment) for the most significant classes of financial assets.
Loans and advances to customers, Amounts due from Banks
This class includes lending. These are measured in the balance sheet at amortised cost, which is the initial cost price, minus principal repayments, plus or minus the cumulative amortisation of premiums/ discounts and minus impairments. Loans are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Impairments on loans are recognised through the loan loss provision, which represents the difference between balance sheet value and the estimated recoverable amount. Additions/releases to/from the loan loss provision are reflected in the P&L as risk costs.
Investments — Available for sale
This class includes debt and equity securities (including asset backed securities), which are intended to be held for an indefinite period of time but may be sold before maturity. These securities are measured in the balance sheet at fair value. Changes in fair value are recognised in the revaluation reserve in shareholders’ equity. The revaluation is transferred in full to the P&L upon disposal (realised capital gain/loss) or impairment. Debt securities are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Equity securities are considered impaired if there is a significant or prolonged decline of fair value below cost.
Investments — Held to maturity
This class includes debt securities for which there is an explicit, documented intent and ability to hold to maturity. The accounting treatment is similar to Loans and advances to customers.
Financial assets at fair value through P&L
This class includes trading assets, investments for risk of policyholders, derivatives and assets designated as at fair value through profit and loss. These items (except for derivatives used for cash-flow hedging) are measured in the balance sheet at fair value, with changes in fair value reflected directly in the profit and loss account.
A full description of the accounting policies is included in the Annual Accounts.
Page 24/24